Exhibit 99.1

JOYY Reports First Quarter 2021 Unaudited Financial Results

May 28, 2021

Singapore, May 28, 2021 (GLOBE NEWSWIRE) -- JOYY Inc. (NASDAQ: YY) (“JOYY” or the “Company”, formerly known as YY Inc.), a global video-based social media platform, today announced its unaudited financial results for the first quarter 2021.

Starting from January 1, 2021, the Company changed its reporting currency from Renminbi to U.S. dollar since a majority of the Company's revenues and expenses are now denominated in U.S. dollar. The alignment of the reporting currency with the underlying operations will better illustrate the Company’s results of operations for each period. The Company has applied the change of reporting currency retrospectively to its historical results of operations and financial statements.

First Quarter 2021 Financial Highlights1

●	Net revenues increased by 88.1% to US$643.1 million from US$342.0 million in the corresponding period of 2020.
●	Net loss from continuing operations attributable to controlling interest of JOYY[2] was US$87.3 million, compared to US$62.3 million in the corresponding period of 2020.
●	Non-GAAP net loss from continuing operations attributable to controlling interest and common shareholders of JOYY[3] decreased by 62.7% to US$24.1 million from US$64.5 million in the corresponding period of 2020, primarily due to the decrease in the operating loss of BIGO.

First Quarter 2021 Operational Highlights

●	Global average mobile MAUs[4] decreased by 15.1% to 339.9 million from 400.3 million in the corresponding period of 2020, primarily due to the impact of the Indian government’s measures to block Chinese-owned apps in its local market, which included Bigo Live, Likee and Hago, partially offset by an increase in MAUs outside India.
●	Average mobile MAUs of Likee decreased by 12.6% to 115.0 million from 131.6 million in the corresponding period of 2020, primarily due to the impact of the Indian government’s measures to block Chinese-owned apps in its local market.
●	Average mobile MAUs of Bigo Live increased by 9.0% to 29.1 million from 26.7 million in the corresponding period of 2020.
●	Average mobile MAUs of Hago decreased by 57.7% to 13.1 million from 31.0 million in the corresponding period of 2020, primarily due to the impact of the Indian government’s measures to block Chinese-owned apps in its local market, and reduced spending on user acquisition via advertisement.
●	Total number of paying users of BIGO (including Bigo Live, Likee and imo)[5] increased by 72.1% to 1.67 million from 0.97 million in the corresponding period of 2020.
●	Average revenue per paying user of BIGO (including Bigo Live, Likee and imo)[6] increased by 26.4% to US$290.7 from US$230.0 in the corresponding period of 2020.

Mr. David Xueling Li, Chairman and Chief Executive Officer of JOYY, commented, “By persistently executing our strategies of globalization through localization and our dual-growth engine of short-form video and live streaming, we achieved a significant milestone in monetizing our products during the first quarter of 2021. Total revenues for JOYY exceeded street expectations and grew by 88.1% year over year to US$ 643.1 million. Specifically, revenues from BIGO segment grew by 92.5% year over year to US$581.1 million, with the number of paying users increasing by 72.1% year over year to 1.67 million. Above all, BIGO segment’s non-GAAP net income turned positive during the quarter.”

Mr. David Xueling Li, further commented, “Although Likee’s and Hago’s MAUs experienced some fluctuations in the first quarter of 2021, as compared to the fourth quarter of 2020, partially due to our strategic adjustments to their product promotions, we believe our continuous efforts to further enhance our localized content and social ecosystem will ultimately improve our user experience and contribute to our long-term competitiveness. We are confident that our strategy adjustments will enable both our products and business to achieve sustainable growth in the long run.”

“Going forward, we will continue to cultivate our highly engaged user community, grow our high-quality content offerings, and further enrich our users’ social entertainment experiences. We will also actively explore flexible ways to maximize shareholder value,” Mr. David Xueling Li concluded.

First Quarter 2021 Financial Results

NET REVENUES

Net revenues increased by 88.1% to US$643.1 million in the first quarter of 2021 from US$342.0 million in the corresponding period of 2020, primarily driven by the growth of live streaming revenues from BIGO.

Live streaming revenues increased by 95.6% to US$614.1 million in the first quarter of 2021 from US$314.0 million in the corresponding period of 2020, primarily attributable to BIGO, as a result of the continued paying users growth and enhanced monetization capabilities of Bigo Live and Likee.

Other revenues increased by 3.6% to US$29.0 million in the first quarter of 2021 from US$27.9 million in the corresponding period of 2020.

COST OF REVENUES AND GROSS PROFIT

Cost of revenues increased by 76.5% to US$442.9 million in the first quarter of 2021 from US$250.9 million in the corresponding period of 2020. Revenue-sharing fees and content costs increased to US$282.0 million in the first quarter of 2021 from US$126.3 million in the corresponding period of 2020 as a result of the increase in live streaming revenues of the Company. Bandwidth costs decreased to US$29.5 million in the first quarter of 2021 from US$33.2 million in the corresponding period of 2020, primarily related to the Company’s improved efficiency and the termination of bandwidth usage for users in India after its measures to block certain Chinese mobile apps in late June 2020, partially offset by the continued user base expansion outside India.

Gross profit increased by 119.8% to US$200.2 million in the first quarter of 2021 from US$91.0 million in the corresponding period of 2020. Gross margin improved to 31.1% in the first quarter of 2021 from 26.6% in the corresponding period of 2020.

OPERATING LOSS

Operating expenses were US$279.0 million in the first quarter of 2021, compared to US$206.3 million in the corresponding period of 2020. Among the operating expenses, sales and marketing expenses increased to US$137.4 million in the first quarter of 2021 from US$113.9 million in the corresponding period of 2020, primarily due to the Company’s increased efforts in sales and marketing activities in global markets.

Operating loss was US$73.0 million in the first quarter of 2021, compared to US$113.9 million in the corresponding period of 2020. Operating loss margin was 11.4% in the first quarter of 2021, compared to 33.3% in the corresponding period of 2020, primarily due to the decrease in operating loss of BIGO.

Non-GAAP operating loss7 decreased by 57.2% to US$29.7 million in the first quarter of 2021 from US$69.3 million in the corresponding period of 2020. Non-GAAP operating loss margin8 was 4.6% in the first quarter of 2021, compared to 20.3% in the corresponding period of 2020.

NET LOSS

Net loss from continuing operations attributable to controlling interest of JOYY was US$87.3 million in the first quarter of 2021, compared to US$62.3 million in the corresponding period of 2020. Net loss margin was 13.6% in the first quarter of 2021, compared to 18.2% in the corresponding period of 2020, primarily due to the decrease in operating loss of BIGO.

Non-GAAP net loss from continuing operations attributable to controlling interest and common shareholders of JOYY was US$24.1 million in the first quarter of 2021, compared to US$64.5 million in the corresponding period of 2020. Non-GAAP net loss margin9 was 3.7% in the first quarter of 2021, compared to 18.9% in the corresponding period of 2020.

NET LOSS PER ADS

Diluted net loss from continuing operations per ADS10 was US$1.13 in the first quarter of 2021, compared to US$0.81 in the corresponding period of 2020.

Non-GAAP diluted net loss from continuing operations per ADS11 was US$0.30 in the first quarter of 2021, compared to US$0.81 in the corresponding period of 2020.

BALANCE SHEET AND CASH

As of March 31, 2021, the Company had cash and cash equivalents, restricted cash and cash equivalents, short-term deposits, restricted short-term deposits and short-term investments of US$5,183.7 million.

SHARES OUTSTANDING

As of March 31, 2021, the Company had a total of 1,587.9 million common shares, or the equivalent of 79.4 million ADSs, outstanding.

Business Outlook

For the second quarter of 2021, the Company expects net revenues to be between US$645 million and US$663 million, representing a year-over-year growth of 36.2% to 40.0%. This guidance excludes the revenue contribution from Huya and YY Live in the same period of last year. This forecast considers the potential impact of the COVID-19 pandemic and reflects the Company’s current and preliminary views on the market and operational conditions, which are subject to changes, particularly as to the potential impact of the COVID-19 on the global economy and users’ paying capabilities.

Quarterly Dividend

On August 11, 2020, the Company’s board of directors approved a quarterly dividend policy for the next three years commencing in the third quarter of 2020. Aggregating such quarterly cash dividend under another adopted quarterly dividend policy with the quarterly cash dividend announced on November 16, 2020, the board of directors has accordingly declared a dividend of US$0.51 per ADS, or US$0.0255 per common share, for the first quarter of 2021, which is expected to be paid on June 28, 2021 to shareholders of record as of the close of business on June 18, 2021. The ex-dividend date will be June 17, 2021. Under the policy, the board of directors of the Company reserves the discretion relating to the determination to make dividend distributions and the amount of such distributions in any particular quarter, depending on the Company’s operations and earnings, cash flow, financial condition and other relevant factors.

Recent Developments

Share Repurchase Program

In May 2020, the Company announced that its board of directors has authorized to extend its existing share repurchase program, as previously approved by the board of directors in August 2019, for another 12-month period upon its original expiry date under which the Company may repurchase up to US$300 million of its shares between August 2019 and August 2021. As of March 31, 2021, the Company had repurchased approximately US$196.8 million of its shares.

Conference Call Information

The Company will hold a conference call on 9:00 PM U.S. Eastern Time on Thursday, May 27, 2021 (9:00 AM Beijing/Hong Kong Time on Friday, May 28, 2021). Details for the conference call are as follows:

Event Title: JOYY Inc. First Quarter 2021 Earnings Conference Call

Conference ID:#4293687

All participants must use the link provided below to complete the online registration process in advance of the conference call. Upon registering, each participant will receive a set of participant dial-in numbers, the Direct Event passcode, and a unique registrant ID by email.

PRE-REGISTER LINK:

http://apac.directeventreg.com/registration/event/4293687

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at https://ir.joyy.sg/.

The replay will be accessible through June 4, 2021 by dialing the following numbers:

United States:	+1-646-254-3697
International:	+61-2-8199-0299
Conference ID:	#4293687

About JOYY Inc.

JOYY is a leading global social media platform that enables users to interact with each other in real time through online live media. On a mission to connect people and enrich their lives through video, JOYY currently operates several social platforms, including Bigo Live for live streaming, Likee for short-form videos, Hago for casual games, and instant messaging platform and others. The Company has created highly engaging and vibrant user communities for users across the globe. JOYY was listed on the NASDAQ in November 2012.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as JOYY’s strategic and operational plans, contain forward-looking statements. JOYY may also make written or oral forward- looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to fourth parties. Statements that are not historical facts, including statements about JOYY’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: JOYY’s goals and strategies; JOYY’s future business development, results of operations and financial condition; the expected growth of the online communication social platform market in China; the expectation regarding the rate at which to gain active users, especially paying users; JOYY’s ability to monetize the user base; fluctuations in general economic and business conditions in China; the impact of the COVID-19 to JOYY’s business operations and the economy in China and elsewhere generally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in JOYY’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and JOYY does not undertake any obligation to update any forward- looking statement, except as required under applicable law.

Use of Non-GAAP Financial Measures

The unaudited condensed consolidated financial information is prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). JOYY uses non-GAAP operating income, non-GAAP operating (loss) margin, non-GAAP net income (loss) from continuing operations attributable to controlling interest of JOYY, non-GAAP net (loss) margin attributable to controlling interest of JOYY, non-GAAP net income (loss) from continuing operations attributable to common shareholders of JOYY, and basic and diluted non-GAAP net income (loss) per ADS, which are non-GAAP financial measures. Non-GAAP operating income (loss) is operating income excluding share-based compensation expenses, impairment of goodwill and investments, amortization of intangible assets from business acquisitions, and gain on disposal of subsidiaries and business. Non-GAAP operating (loss) margin is non-GAAP operating income as a percentage of net revenues. Non-GAAP net income (loss) from continuing operations is net income (loss) from continuing operations excluding share-based compensation expenses, impairment of goodwill and investments, amortization of intangible assets from business acquisitions, gain on disposal of subsidiaries and business, (loss) gain on disposal and deemed disposal of investments, gain (loss) on fair value change of investments, reconciling items on the share of equity method investments, fair value change on derivatives, interest expenses related to the convertible bonds’ amortization to face value, and income tax effects of above non-GAAP reconciling items. Non-GAAP net income (loss) from continuing operations attributable to controlling interest of JOYY is net income (loss) from continuing operations attributable to controlling interest of JOYY excluding share-based compensation expenses, impairment of goodwill and investments, amortization of intangible assets from business acquisitions, (loss) gain on disposal and deemed disposal of subsidiaries and business, gain on disposal of investments, gain (loss) on fair value change of investments, reconciling items on the share of equity method investments, fair value change on derivatives, interest expenses related to the convertible bonds’ amortization to face value, income tax effects of above non-GAAP reconciling items and adjustments for non-GAAP reconciling items for the net (loss) income from continuing operations attributable to non-controlling interest shareholders. Non-GAAP net (loss) margin is non-GAAP net income from continuing operations attributable to controlling interest of JOYY as a percentage of net revenues. Non-GAAP net income (loss) from continuing operations attributable to common shareholders of JOYY is net income (loss) from continuing operations attributable to common shareholders of JOYY excluding share-based compensation expenses, impairment of goodwill and investments, amortization of intangible assets from business acquisitions, (loss) gain on disposal and deemed disposal of subsidiaries and business, gain on disposal of investments, gain (loss) on fair value change of investments, reconciling items on the share of equity method investments, fair value change on derivatives, interest expenses related to the convertible bonds’ amortization to face value, accretion, cumulative dividend and deemed dividend to subsidiaries’ preferred shareholders and income tax effects of above non-GAAP reconciling items and adjustments for non-GAAP reconciling items for the net (loss) income from continuing operations attributable to non-controlling interest shareholders. After the non-GAAP reconciliation, non-GAAP net income (loss) from continuing operations attributable to controlling interests of JOYY is equal to the non-GAAP net income (loss) from continuing operations attributable to common shareholders of JOYY. Basic and diluted non-GAAP net income (loss) from continuing operations per ADS is non-GAAP net income (loss) from continuing operations attributable to common shareholders of JOYY divided by weighted average number of ADS used in the calculation of basic and diluted net income per ADS. The Company believes that separate analysis and exclusion of the non-cash impact of above reconciling items adds clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses the non-GAAP financial measure for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measure is useful supplemental information for investors and analysts to assess its operating performance without the non-cash effect of (i) share-based compensation expenses and amortization of intangible assets from business acquisitions, fair value change on derivatives, interest expenses related to the convertible bonds’ amortization to face value, which have been and will continue to be significant recurring expenses in its business, (ii) impairment of goodwill and investments, gain on disposal of subsidiaries and business, (loss) gain on disposal and deemed disposal of investments, gain (loss) on fair value change of investments, reconciling items on the share of equity method investments, and accretion, cumulative dividend and deemed dividend to subsidiaries’ preferred shareholders, which may not be recurring in its business, and (iii) income tax expenses and non-GAAP adjustments for net income (loss) from continuing operations attributable to non-controlling interest shareholders, which are affected by above non-GAAP reconciling items. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income (loss) for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “JOYY Inc. Reconciliation of GAAP and Non-GAAP Results” near the end of this release.

Investor Relations Contact

JOYY Inc.

Jane Xie/Maggie Yan

Email: joyy-ir@joyy.sg

ICR, Inc.

Robin Yang

Email: joyy@icrinc.com

1 Starting from the second quarter of 2020, the Company deconsolidated HUYA Inc. (NYSE: HUYA) (“Huya”) and Huya’s historical financial results were reflected in the Company’s consolidated financial statements as discontinued operations accordingly. The financial information and non-GAAP financial information of the Company disclosed in this press release is presented on a continuing operations basis, unless otherwise specifically stated. After the deconsolidation of Huya, the Company accounted for its investment in Huya as an equity method investment and applied the equity method of accounting one quarter in arrears. Share of income or loss from the investment in Huya was included in net income or loss from continuing operations.

On November 16, 2020, the Company entered into definitive agreements with Baidu, Inc. (Nasdaq: BIDU) (“Baidu”). Pursuant to the agreements, Baidu would acquire JOYY’s domestic video-based entertainment live streaming business (“YY Live”), which includes YY mobile app, YY.com website and PC YY, among others, for an aggregate purchase price of approximately US$3.6 billion in cash, subject to certain adjustments. Subsequently, the sale was substantially completed on February 8, 2021, with certain customary matters remaining to be completed in the near future. As a result, the historical financial results of YY Live are reflected in the Company’s consolidated financial statements as discontinued operations and the Company ceased consolidation of YY Live business since February 8, 2021. The financial information and non-GAAP financial information disclosed in this press release is presented on a continuing operations basis, unless otherwise specifically stated.

For the avoidance of confusion, the continuing operations for the three months ended March 31, 2020, December 31, 2020 and March 31, 2021 as presented in this press release primarily consisted of BIGO, excluding Huya and YY Live. Due to the reasons mentioned above, the results of operations for the three months ended March 31, 2020 presented in this press release are not identical to the ones previously announced by the Company.

2 Net loss from continuing operations attributable to controlling interest of JOYY, is net income from continuing operations less net (loss) income from continuing operations attributable to the non-controlling interest shareholders and the mezzanine equity classified as non-controlling interest shareholders.

3 Non-GAAP net loss from continuing operations attributable to controlling interest of JOYY is a non-GAAP financial measure, which is defined as net loss from continuing operations attributable to controlling interest of JOYY excluding share-based compensation expenses, impairment of goodwill and investment, amortization of intangible assets from business acquisitions, gain on disposal of subsidiaries and business, gain (loss) on disposal and deemed disposal of investments, gain (loss) on fair value change of investments, reconciling items on the share of equity method investments which refer to those similar non-GAAP reconciling items of the Company, fair value change on derivatives, interest expenses related to the convertible bonds amortization to face value, income tax effects on non-GAAP adjustments and non-GAAP adjustments for net (loss) income attributable to non-controlling interest shareholders. These adjustments amounted to US$63.2 million and a reversal of US$2.2 million in the first quarter of 2021 and 2020, respectively. Please refer to the section titled “Reconciliation of GAAP and Non-GAAP Results” for more details.

4 Refers to mobile average monthly active users. Average mobile MAU for any period is calculated by dividing (i) the sum of the Company’s mobile active users for each month of such period, by (ii) the number of months in such period.

5 The paying users are calculated by number of paying users during a given period as the cumulative number of registered user accounts that have purchased virtual items or other products and services on platforms including Bigo Live, Likee and imo at least once during the relevant period.

6 Average revenue per user is calculated by dividing our total revenues from live streaming on platforms including Bigo Live, Likee and imo during a given period by the number of paying users for our live streaming services on these platforms for that period.

7 Non-GAAP operating loss is a non-GAAP financial measure, which is defined as operating loss excluding share-based compensation expenses, amortization of intangible assets from business acquisitions, impairment of goodwill and investments and gain on disposal of subsidiaries and business. Please refer to the section titled “Reconciliation of GAAP and Non-GAAP Results” for details.

8 Non-GAAP operating loss margin is a non-GAAP financial measure, which is defined as non-GAAP operating loss as a percentage of net revenues. Please refer to the section titled “Reconciliation of GAAP and Non-GAAP Results” for details.

9 Non-GAAP net loss margin is non-GAAP net loss from continuing operations attributable to controlling interest of JOYY as a percentage of net revenues.

10 ADS is American Depositary Share. Each ADS represents twenty Class A common shares of the Company. Diluted net income (loss) per ADS is net income (loss) attributable to common shareholders of JOYY divided by weighted average number of diluted ADS.

11 Non-GAAP diluted net income (loss) from continuing operations per ADS is a non-GAAP financial measure, which is defined as non-GAAP net income (loss) from continuing operations attributable to common shareholders of JOYY divided by weighted average number of ADS used in the calculation of diluted net income (loss) per ADS. Please refer to the section titled “Reconciliation of GAAP and Non-GAAP Results” for details.

JOYY INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share, ADS and per ADS data)

	December 31, 2020	March 31, 2021
	US$	US$

Assets
Current assets
Cash and cash equivalents	1,742,749	2,932,240
Restricted cash and cash equivalents	13,733	300,091
Short-term deposits	1,325,068	1,506,098
Restricted short-term deposits	31,489	30,907
Short-term investments	489,101	414,344
Accounts receivable, net	142,999	159,073
Amounts due from related parties	611	2,630
Financing receivables, net	172	112
Prepayments and other current assets	102,872	178,244
Assets held for sale(1)	52,528	-

Total current assets	3,901,322	5,523,739

Non-current assets
Investments	1,239,354	1,113,337
Property and equipment, net	401,661	405,462
Land use rights, net	258,770	362,440
Intangible assets, net	344,214	323,664
Right-of-use assets, net	21,579	19,645
Goodwill	1,872,083	1,871,958
Financing receivables, net	19,716	19,576
Other non-current assets	10,758	7,896
Assets held for sale(1)	25,500	-

Total non-current assets	4,193,635	4,123,978

Total assets	8,094,957	9,647,717

Liabilities, mezzanine equity and shareholders’ equity
Current liabilities
Accounts payable	20,956	18,346
Deferred revenue	67,230	60,474
Advances from customers	775	2,036
Income taxes payable	60,895	68,510
Accrued liabilities and other current liabilities	484,450	2,413,346
Amounts due to related parties	3,822	3,280
Lease liabilities due within one year	14,332	13,920
Short-term loans	112,549	93,699
Liabilities held for sale(1)	179,109	-

Total current liabilities	944,118	2,673,611

Non-current liabilities
Convertible bonds(2)	779,225	992,654
Lease liabilities	8,121	6,214
Deferred revenue	3,132	3,443
Deferred tax liabilities	42,422	30,546
Liabilities held for sale(1)	4,415	-

Total non-current liabilities	837,315	1,032,857

Total liabilities	1,781,433	3,706,468

JOYY INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except share, ADS and per ADS data)

	December 31 2020	March 31 2021
	US$	US$

Mezzanine equity	72,617	74,069

Shareholders’ equity
Class A common shares (US$0.00001 par value; 10,000,000,000 and 10,000,000,000 shares authorized, 1,314,208,824 shares issued and 1,272,346,218 shares outstanding as of December 31, 2020; 1,316,580,864 shares issued and 1,261,433,955 shares outstanding as of March 31, 2021, respectively)	13	13
Class B common shares (US$0.00001 par value; 1,000,000,000 and 1,000,000,000 shares authorized, 326,509,555 and 326,509,555 shares issued and outstanding as of December 31, 2020 and March 31, 2021, respectively)	3	3
Treasury Shares (US$0.00001 par value; 41,862,606 and 55,146,909 shares held as of December 31, 2020 and March 31, 2021, respectively)	(139,528)	(196,849)
Additional paid-in capital	3,456,844	3,181,386
Statutory reserves	17,825	21,109
Retained earnings(2)	2,881,782	2,871,714
Accumulated other comprehensive income (loss)	18,471	(13,784)

Total JOYY Inc.’s shareholders’ equity	6,235,410	5,863,592

Non-controlling interests	5,497	3,588

Total shareholders’ equity	6,240,907	5,867,180

Total liabilities, mezzanine equity and shareholders’ equity	8,094,957	9,647,717

(1)	As a result of the definitive agreements entered into with Baidu on the sale of YY Live, assets and liabilities to be disposed of in connection with this transaction were classified as held for sale as of December 31, 2020. The transaction was substantially completed on February 8, 2021, with certain customary matters remaining to be completed in the near future. As a result, JOYY has ceased consolidation of YY Live business since February 8, 2021 and classified all the related assets and liabilities subject to disposal and presented them on a net basis within prepayments and other current assets. The considerations received by the Company so far were recorded as advance payments received.

(2)	On January 1, 2021, the Company adopted ASU 2020-06, “Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity” using modified-retrospective transition approach. Following the adoption of this guidance, a cumulative effect adjustment of US$86.7 million was credited to retained earnings as of January 1, 2021.

JOYY INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	March 31, 2020	December 31, 2020	March 31, 2021
	US$	US$	US$

Net revenues
Live streaming(1)	314,020	539,736	614,133
Others	27,947	28,498	28,950

Total net revenues	341,967	568,234	643,083

Cost of revenues(2)	(250,918)	(401,698)	(442,930)

Gross profit	91,049	166,536	200,153

Operating expenses(2)
Research and development expenses	(69,148)	(69,823)	(87,005)
Sales and marketing expenses	(113,929)	(146,380)	(137,404)
General and administrative expenses	(23,184)	(35,425)	(54,600)

Total operating expenses	(206,261)	(251,628)	(279,009)

Other income	1,348	1,293	5,818

Operating loss	(113,864)	(83,799)	(73,038)

Interest expenses	(17,852)	(19,629)	(4,158)
Interest income and investment income	16,257	28,070	22,010
Foreign currency exchange losses, net	(1,726)	(8,253)	(1,509)
Gain (loss) on disposal and deemed disposal of investments	15,613	(35,859)	4,343
Gain (loss) on fair value change of investments	47,856	18,791	(15,151)
Fair value change on derivatives	1,483	(3,787)	(383)
Other non-operating expenses	(1,723)	-	-

Loss before income tax expenses	(53,956)	(104,466)	(67,886)

Income tax expenses	(7,306)	(8,596)	(15,749)

Loss before share of income in equity method investments, net of income taxes	(61,262)	(113,062)	(83,635)

Share of loss in equity method investments, net of income taxes	(1,733)	(6,411)	(5,451)

Net loss from continuing operations	(62,995)	(119,473)	(89,086)

Net income from discontinued operations	132,616	117,043	35,567

Net income (loss)	69,621	(2,430)	(53,519)

Net (income) loss attributable to the non-controlling interest shareholders and the mezzanine equity classified as non-controlling interest shareholders	(14,340)	553	1,787

Net income (loss) attributable to controlling interest of JOYY Inc.	55,281	(1,877)	(51,732)

Including:
Net loss from continuing operations attributable to controlling interest of JOYY Inc.	(62,324)	(118,920)	(87,299)
Net income from discontinued operations attributable to controlling interest of JOYY Inc.	117,605	117,043	35,567

Accretion of subsidiaries’ redeemable convertible preferred shares to redemption value	(1,391)	(1,391)	(1,391)
Cumulative dividend on subsidiary’s Series A Preferred Shares	(1,000)	(1,000)	(1,000)

Net income (loss) attributable to common shareholders of JOYY Inc.	52,890	(4,268)	(54,123)

Including:
Net loss from continuing operations attributable to common shareholders of JOYY Inc.	(64,715)	(121,311)	(89,690)
Net income from discontinued operations attributable to common shareholders of JOYY Inc.	117,605	117,043	35,567

JOYY INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (CONTINUED)

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	March 31, 2020	December 31, 2020	March 31, 2021
	US$	US$	US$

Net income (loss) per ADS
—Basic	0.66	(0.05)	(0.68)
Continuing operations	(0.81)	(1.51)	(1.13)
Discontinued operations	1.47	1.46	0.45
—Diluted	0.65	(0.05)	(0.68)
Continuing operations	(0.81)	(1.51)	(1.13)
Discontinued operations	1.46	1.46	0.45

Weighted average number of ADS used in calculating net income (loss) per ADS
—Basic	79,980,844	80,191,367	79,202,606
—Diluted	79,980,844	80,191,367	79,202,606

(1)	Live streaming revenues by geographical areas were as follows:

	Three Months Ended
	March 31, 2020	December 31, 2020	March 31, 2021
	US$	US$	US$

PRC	75,715	101,104	111,560
Non-PRC	238,305	438,632	502,573

(2)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended
	March 31, 2020	December 31, 2020	March 31, 2021
	US$	US$	US$

Cost of revenues	1,601	1,698	1,488
Research and development expenses	11,184	9,119	5,002
Sales and marketing expenses	394	424	449
General and administrative expenses	4,709	14,676	16,119

JOYY INC.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	March 31, 2020	December 31, 2020	March 31, 2021
	US$	US$	US$

Operating loss	(113,864)	(83,799)	(73,038)
Share-based compensation expenses	17,888	25,917	23,058
Amortization of intangible assets from business acquisitions	26,704	24,722	20,303

Non-GAAP operating loss	(69,272)	(33,160)	(29,677)

Net loss from continuing operations	(62,995)	(119,473)	(89,086)
Share-based compensation expenses	17,888	25,917	23,058
Amortization of intangible assets from business acquisitions	26,704	24,722	20,303
(Gain) loss on disposal and deemed disposal of investments	(15,613)	35,859	(4,343)
(Gain) loss on fair value change of investments	(47,856)	(18,791)	15,151
Reconciling items on the share of equity method investments	349	12,190	7,364
Fair value change on derivatives	(1,483)	3,787	383
Interest expenses related to the convertible bonds’ amortization to face value	14,658	15,992	694
Income tax effects on non-GAAP adjustments	2,950	(3,161)	593

Non-GAAP net loss from continuing operations	(65,398)	(22,958)	(25,883)

Net loss from continuing operations attributable to common shareholders of JOYY Inc.	(64,715)	(121,311)	(89,690)
Share-based compensation expenses	17,888	25,917	23,058
Amortization of intangible assets from business acquisitions	26,704	24,722	20,303
(Gain) loss on disposal and deemed disposal of investments	(15,613)	35,859	(4,343)
(Gain) loss on fair value change of investments	(47,856)	(18,791)	15,151
Reconciling items on the share of equity method investments	349	12,190	7,364
Fair value change on derivatives	(1,483)	3,787	383
Interest expenses related to the convertible bonds’ amortization to face value	14,658	15,992	694
Accretion, cumulative dividend and deemed dividend to subsidiaries’ preferred shareholders	2,391	2,391	2,391
Income tax effects on non-GAAP adjustments	2,950	(3,161)	593
Non-GAAP adjustments for net loss attributable to the non-controlling interest shareholders	183	13	33

Non-GAAP net loss from continuing operations attributable to controlling interest and common shareholders of JOYY Inc.	(64,544)	(22,392)	(24,063)
Non-GAAP net loss from continuing operations per ADS
—Basic	(0.81)	(0.28)	(0.30)
—Diluted	(0.81)	(0.28)	(0.30)
Weighted average number of ADS used in calculating Non-GAAP net loss from continuing operations per ADS
—Basic	79,980,844	80,191,367	79,202,606
—Diluted	79,980,844	80,191,367	79,202,606

JOYY INC.

UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	March 31, 2021

	Bigo	All other	Elimination(1)	Total
	US$	US$	US$	US$

Net revenues
Live streaming	561,386	52,747	-	614,133
Others	19,723	9,227	-	28,950

Total net revenues	581,109	61,974	-	643,083

Cost of revenues(2)	(389,858)	(53,072)	-	(442,930)

Gross profit	191,251	8,902	-	200,153
Operating expenses(2)
Research and development expenses	(62,427)	(24,578)	-	(87,005)
Sales and marketing expenses	(125,022)	(12,382)	-	(137,404)
General and administrative expenses	(32,641)	(21,959)	-	(54,600)

Total operating expenses	(220,090)	(58,919)	-	(279,009)
			-
Other income	435	5,383	-	5,818
			-
Operating loss	(28,404)	(44,634)	-	(73,038)

Interest expenses	(1,885)	(3,464)	1,191	(4,158)
Interest income and investment income	50	23,151	(1,191)	22,010
Foreign currency exchange losses, net	(1,267)	(242)	-	(1,509)
Fair value change on derivatives	(8)	(375)	-	(383)
Gain on disposal and deemed disposal of investments	-	4,343	-	4,343
Loss on fair value change of investments	-	(15,151)	-	(15,151)

Loss before income tax expenses	(31,514)	(36,372)	-	(67,886)

Income tax expenses	(4,511)	(11,238)	-	(15,749)

Loss before share of loss in equity method investments, net of income taxes	(36,025)	(47,610)	-	(83,635)

Share of loss in equity method investments, net of income taxes	-	(5,451)	-	(5,451)

Net loss from continuing operations	(36,025)	(53,061)	-	(89,086)

(1)	As a result of the definitive agreements entered into with Baidu on the sale of YY Live, YY Live is represented as discontinued operations. YY segment is renamed as "all other" segment and has been recast to exclude the financial numbers of YY Live.

(2)	The elimination mainly consists of interest income and interest expenses generated from the loan between Bigo and all other segments.

(3)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended
	March 31, 2021

	Bigo	All other	Total
	US$	US$	US$

Cost of revenues	1,411	77	1,488
Research and development expenses	6,585	(1,583)	5,002
Sales and marketing expenses	317	132	449
General and administrative expenses	15,403	716	16,119

JOYY INC.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS OF UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	March 31, 2021

	Bigo	All other	Total
	US$	US$	US$

Operating loss	(28,404)	(44,634)	(73,038)
Share-based compensation expenses	23,716	(658)	23,058
Amortization of intangible assets from business acquisitions	20,200	103	20,303

Non-GAAP operating income (loss)	15,512	(45,189)	(29,677)

Net loss from continuing operations	(36,025)	(53,061)	(89,086)
Share-based compensation expenses	23,716	(658)	23,058
Amortization of intangible assets from business acquisitions	20,200	103	20,303
Loss on fair value change of investments	-	15,151	15,151
Gain on disposal and deemed disposal of investments	-	(4,343)	(4,343)
Reconciling items on the share of equity method investments	-	7,364	7,364
Fair value change on derivatives	8	375	383
Interest expenses related to the convertible bonds’ amortization to face value	-	694	694
Income tax effects on non-GAAP adjustments	1,566	(973)	593

Non-GAAP net income (loss) from continuing operations	9,465	(35,348)	(25,883)

JOYY INC.

UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	December 31 2020

	Bigo	All other	Elimination(1)	Total
	US$	US$	US$	US$

Net revenues
Live streaming	488,172	51,564	-	539,736
Others	20,916	7,582	-	28,498

Total net revenues	509,088	59,146	-	568,234

Cost of revenues(2)	(351,142)	(50,556)	-	(401,698)

Gross profit	157,946	8,590	-	166,536
Operating expenses(2)
Research and development expenses	(47,069)	(22,754)	-	(69,823)
Sales and marketing expenses	(130,380)	(16,000)	-	(146,380)
General and administrative expenses	(20,913)	(14,512)	-	(35,425)

Total operating expenses	(198,362)	(53,266)	-	(251,628)

Other income	534	759	-	1,293

Operating loss	(39,882)	(43,917)	-	(83,799)

Interest expenses	(1,779)	(18,789)	939	(19,629)
Interest income and investment income	41	28,968	(939)	28,070
Foreign currency exchange losses, net	(8,049)	(204)	-	(8,253)
Fair value change on derivatives	(281)	(3,506)	-	(3,787)
Loss on disposal and deemed disposal of investments	-	(35,859)	-	(35,859)
Gain on fair value change of investments	-	18,791	-	18,791

Loss income before income tax expenses	(49,950)	(54,516)	-	(104,466)

Income tax benefits (expenses)	4,840	(13,436)	-	(8,596)

Loss before share of loss in equity method investments, net of income taxes	(45,110)	(67,952)	-	(113,062)

Share of loss in equity method investments, net of income taxes	-	(6,411)	-	(6,411)

Net loss from continuing operations	(45,110)	(74,363)	-	(119,473)

(1)	The elimination mainly consists of interest income and interest expenses generated from the loan between Bigo and all other segments.

(2)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended
	December 31 2020

	Bigo	All other	Total
	US$	US$	US$

Cost of revenues	1,040	658	1,698
Research and development expenses	7,603	1,516	9,119
Sales and marketing expenses	234	190	424
General and administrative expenses	13,699	977	14,676

JOYY INC.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS OF UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	December 31 2020

	Bigo	All other	Total
	US$	US$	US$

Operating loss	(39,882)	(43,917)	(83,799)
Share-based compensation expenses	22,576	3,341	25,917
Amortization of intangible assets from business acquisitions	24,688	34	24,722

Non-GAAP operating income (loss)	7,382	(40,542)	(33,160)

Net loss from continuing operations	(45,110)	(74,363)	(119,473)
Share-based compensation expenses	22,576	3,341	25,917
Amortization of intangible assets from business acquisitions	24,688	34	24,722
Gain on fair value change of investments	-	(18,791)	(18,791)
Loss on disposal and deemed disposal of investments	-	35,859	35,859
Reconciling items on the share of equity method investments	-	12,190	12,190
Fair value change on derivatives	281	3,506	3,787
Interest expenses related to the convertible bonds’ amortization to face value	-	15,992	15,992
Income tax effects on non-GAAP adjustments	(4,292)	1,131	(3,161)

Non-GAAP net loss from continuing operations	(1,857)	(21,101)	(22,958)

JOYY INC.

UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	March 31, 2020

	Bigo	All other	Elimination(1)	Total
	US$	US$	US$	US$

Net revenues
Live streaming	282,597	31,423	-	314,020
Others	19,303	8,644	-	27,947

Total net revenues	301,900	40,067	-	341,967

Cost of revenues(2)	(210,428)	(40,490)	-	(250,918)

Gross profit	91,472	(423)	-	91,049
Operating expenses(2)
Research and development expenses	(42,502)	(26,646)	-	(69,148)
Sales and marketing expenses	(96,583)	(17,346)	-	(113,929)
General and administrative expenses	(11,939)	(11,245)	-	(23,184)

Total operating expenses	(151,024)	(55,237)	-	(206,261)

Other income	866	482	-	1,348

Operating loss	(58,686)	(55,178)	-	(113,864)

Other non-operating expenses	(289)	(1,434)	-	(1,723)
Interest expenses	(2,302)	(17,525)	1,975	(17,852)
Interest income and investment income	83	18,149	(1,975)	16,257
Foreign currency exchange losses, net	(947)	(779)	-	(1,726)
Fair value change on derivatives	-	1,483	-	1,483
Gain on disposal and deemed disposal of investments	-	15,613		15,613
Gain on fair value change of investments	-	47,856	-	47,856

(Loss) income before income tax expenses	(62,141)	8,185	-	(53,956)

Income tax benefits (expense)	2,706	(10,012)	-	(7,306)

Loss before share of loss in equity method investments, net of income taxes	(59,435)	(1,827)	-	(61,262)

Share of loss in equity method investments, net of income taxes	-	(1,733)	-	(1,733)

Net loss from continuing operations	(59,435)	(3,560)	-	(62,995)

(1)	The elimination mainly consists of interest income and interest expenses generated from the loan between Bigo and all other segments.

(2)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended
	March 31, 2020

	Bigo	All other	Total
	US$	US$	US$

Cost of revenues	1,279	322	1,601
Research and development expenses	9,698	1,486	11,184
Sales and marketing expenses	161	233	394
General and administrative expenses	1,209	3,500	4,709

JOYY INC.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS OF UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	March 31, 2020

	Bigo	All other	Total
	US$	US$	US$

Operating loss	(58,686)	(55,178)	(113,864)
Share-based compensation expenses	12,347	5,541	17,888
Amortization of intangible assets from business acquisitions	26,704	-	26,704

Non-GAAP operating loss	(19,635)	(49,637)	(69,272)

Net loss from continuing operations	(59,435)	(3,560)	(62,995)
Share-based compensation expenses	12,347	5,541	17,888
Amortization of intangible assets from business acquisitions	26,704	-	26,704
Gain on disposal and deemed disposal of investments	-	(15,613)	(15,613)
Gain on fair value change of investments	-	(47,856)	(47,856)
Reconciling items on the share of equity method investments	-	349	349
Fair value change on derivatives	-	(1,483)	(1,483)
Interest expenses related to the convertible bonds’ amortization to face value	-	14,658	14,658
Income tax effects on non-GAAP adjustments	(3,466)	6,416	2,950

Non-GAAP net loss from continuing operations	(23,850)	(41,548)	(65,398)